The Zweig Fund, Inc.

101 Munson Street

Greenfield, MA 01301-9683

February 1, 2017

Anu Dubey, Esq.

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	The Zweig Fund, Inc. (the “Fund”) Registration Statement on Form N-14 (the “Registration Statement”) File Nos. 333-214955 and 811-04739

Dear Ms. Dubey:

On December 7, 2016 and February 1, 2017, the Fund filed its Registration Statement on Form N-14 and Pre-Effective Amendment No. 1 to such Registration Statement relating to the proposed reorganization of Virtus Total Return Fund into the Fund.

Pursuant to Rule 461 under the Securities Act of 1933, the Fund hereby requests acceleration of the effective date of the Registration Statement so that such Registration Statement may be declared effective on Wednesday, February 1, 2017, or as soon as practicable thereafter.

We request that we be notified of such effectiveness by a telephone call to John Chilton of Sullivan & Worcester LLP at (202) 775-1213, and that such effectiveness also be confirmed in writing.

Very truly yours,

The Zweig Fund, Inc.

By:	/s/ William Renahan
Name:	William Renahan
Title:	Secretary & Chief Legal Officer